

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Kenneth Dodgen
Chief Financial Officer
Primoris Services Corp
2300 N. Field Street, Suite 1900
Dallas, Texas 75201

> **Re: Primoris Services Corp**
> **Form 10-K for the year ended December 31, 2023**
> **Filed on February 27, 2024**
> **File No. 001-34145**

Dear Kenneth Dodgen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction